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Exhibit (a)(5)(L)
AXCAN PHARMA INC.
597, boul. Laurier Mont-Saint-Hilaire (Québec) Canada J3H 6C4 Tél. : (450) 467-5138 1 (800) 565-3255 Fax : (450) 464-9979 www.axcan.com
SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
Nasdaq SYMBOL (Nasdaq National Market):	AXCA
DATE:	June 16, 2003
Press Release for immediate distribution

Axcan Pharma Affirms $10.50 per Share Offer for Salix Pharmaceuticals

        MONT ST. HILAIRE, Quebec, Canada—Axcan Pharma Inc. (NASDAQ: AXCA) today affirmed its offer to purchase all outstanding shares of Salix Pharmaceuticals, Ltd. (NASDAQ: SLXP) for $10.50 per share in cash.

        Léon F. Gosselin, Chairman, President and Chief Executive Officer of Axcan, said, "We do not currently intend to increase our offer. Without having been permitted to conduct due diligence and based upon the information known to us, we believe our $10.50 per share offer provides full value to Salix stockholders. We urge Salix stockholders to carefully consider management's track record for delivering value in deciding whether to vote for the independent director nominees proposed by Axcan for election to the Salix board at Salix's June 19 annual meeting. If our independent director nominees are not elected and our offer expires, Salix stockholders may no longer be able to realize immediate, full value for their shares."

        Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the Nasdaq National Market under the symbol "AXCA".

IMPORTANT INFORMATION

        Saule Holdings Inc. ("Saule"), a wholly owned subsidiary of Axcan Pharma Inc. ("Axcan"), has commenced a tender offer for all the outstanding shares of common stock of Salix Pharmaceuticals, Ltd. ("Salix") at US$10.50 per share, net to the seller in cash, without interest. The offer is scheduled to expire at 5:00 p.m., New York City time, on June 27, 2003. The offer is subject to a number of conditions, including Axcan obtaining financing. Subject to the requirements of applicable law, all of the conditions to the offer may be waived and the offer period may be extended. If the offer is extended, Saule will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m., New York City time on the first business day following the date the offer was scheduled to expire. The complete terms and conditions of the offer are set forth in the Offer to Purchase, dated April 10, 2003, the Supplement to the Offer to Purchase, dated May 20, 2003, and the related revised Letter of Transmittal. The Offer to Purchase is attached as an exhibit to the Tender Offer Statement on Schedule TO filed by Axcan and Saule with the Commission on April 10, 2003, as the same has been and may be amended or supplemented from time to time. The Supplement to the Offer to Purchase and the related revised Letter of Transmittal are attached as exhibits to the amendment to the Tender Offer Statement on Schedule TO/A filed by Axcan and Saule with the Commission on May 20, 2003, as the same may be amended or supplemented from time to time.

        The offer is not being made to (nor will tenders be accepted from or on behalf of) the holders of shares in any jurisdiction where the making of the offer would not be in compliance with the laws or regulations of such jurisdiction. However, Saule may, at its discretion, take such action as it deems necessary to make the offer in any such jurisdiction and extend the offer to holders of shares in such jurisdiction.

        On May 20, 2003, Axcan and Saule filed with the Commission a definitive proxy statement in connection with the election of the nominees of Axcan and Saule (the "Director Nominees") to the Salix board of directors at the Salix 2003 annual meeting of stockholders. Investors and security holders are urged to read the definitive proxy statement and other proxy material (when they become available) because they contain or will contain important information. The definitive proxy statement was first made on or about May 20, 2003 to all stockholders of Salix of record as of April 25, 2003. Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of Salix stockholders by Axcan is available in the definitive proxy statement on Schedule 14A filed on May 20, 2003 by Axcan with the Securities and Exchange Commission.

        Investors and security holders may obtain a free copy of the offer to purchase, the supplement thereto, the definitive proxy statement and other documents filed by Axcan with the Securities and Exchange Commission at the Commission's website at http://www.sec.gov. The tender offer statement, the supplement thereto, the definitive proxy statement and these other documents may also be obtained free of charge by directing a request to the Information Agent for the offer, MacKenzie Partners, Inc. at (800) 322-2885, or by email at proxy@mackenziepartners.com.

INFORMATION:	David W. Mims Executive Vice President and Chief Operating Officer Axcan Pharma Inc. Tel: (205) 991-8085 ext. 223
or	Isabelle Adjahi Director, Investor Relations Axcan Pharma Inc. Tel: (450) 467-2600 ext. 2000
www.axcan.com
or	Lekha Rao/Wendel Carson Brunswick Group Tel: (212) 333-3810

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Axcan Pharma Affirms $10.50 per Share Offer for Salix Pharmaceuticals